Filed by Waters Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Waters Corporation

Commission File No.: 001- 14010

The following is a transcript of Waters Corporation’s (“Waters”) second quarter 2025 financial results conference call held on August 4, 2025 which contains information regarding the proposed business combination between Waters and Augusta SpinCo Corporation (“SpinCo”), a wholly owned subsidiary of Becton, Dickinson and Company (“BD”).

Waters Corporation Q2 2025 Financial Results | August 4, 2025

Operator:

Welcome to the Waters Corporation’s Second quarter 2025 Financial Results Conference Call. All participants will be in listen only mode until the question and answer session begins. This call is being recorded. If anyone has objections, please disconnect at this time. It is now my pleasure to turn the call over to Mr. Caspar Tudor, Head of Investor Relations. Please go ahead, sir.

Caspar Tudor:

Thank you Leila, and good morning everyone. Welcome to Waters Corporation’s second quarter earnings call. Joining me today are Dr. Udit Batra, our President and Chief Executive Officer, and Amol Chaubal, our Senior Vice President and Chief Financial Officer. Before we begin, I’ll cover the cautionary language.

In this conference call, we will make forward-looking statements regarding future events or future financial performance of the company. We will provide guidance regarding possible future results, as well as commentary on potential market and business conditions that may impact Waters Corporation during 2025 and beyond. Additionally, we will comment on the expected timing for completion of Waters pending combination with the Biosciences and Diagnostic Solutions business of Becton Dickinson and Company, as well as the expected financial and operational impact of this combination on Waters.

These statements are only our present expectations, are based on information available to us as of today, as well as forecasts and assumptions of Waters management and are subject to risks and uncertainties, many of which outside Waters control. Actual events or results may differ materially from the statements made on today’s call. Please see the risk factors included within our Form 10-K, our Form 10-Qs, our other SEC filings and the cautionary language included in this morning’s earnings release.

During today’s call, we will refer to certain non-GAAP financial measures. Reconciliations to the most directly comparable GAAP measures are attached to our earnings release and in the appendix of the slide presentation accompanying today’s call. Both are available on the Investor Relations section of our website. Unless stated otherwise, references to quarterly results increasing or decreasing are in comparison to the second quarter of fiscal year 2024. In addition, unless stated otherwise, all year-over-year revenue growth rates and ranges given on today’s call are on a comparable constant currency basis.

Finally, we do not intend to update our guidance predictions or projections except as part of a regularly scheduled earnings release or as otherwise required by law.

On today’s call, Udit will begin by covering our key messages for the quarter. Amol will then take you through our results and updated guidance in more detail. After that, Udit will then share facts on key topics related to our pending combination with the BD Biosciences and Diagnostic Solutions business. Then we’ll open the phone line up for questions.

With that, I would now like to turn the call over to Udit.

Dr. Udit Batra:

Thank you Caspar, and good morning everyone. We’re pleased to report another strong quarter with sales, again, above the high end of our guidance. This performance reflects strong execution, revitalized innovation, and our successful expansion into higher growth areas, three strategic pillars we set in motion five years ago and continue to deliver with strength and resilience.

Sales grew 9% as reported and 8% in constant currency. Instruments grew mid-single-digits led by high single-digit growth in our LC and mass spec portfolio. Recurring revenue grew 11%, driven by 9% service growth and double-digit chemistry growth. Non-GAAP earnings per share were $2.95 up 12% year-on-year and above the midpoint of our guidance. GAAP EPS was $2.47.

Sales growth was led by Waters division, which grew in the high-single-digits or better across Americas, Europe and Asia. In the Americas this growth was partially offset by weakness in the TA division in macrosensitive polymer and materials testing applications.

By end market pharma grew low-double-digits led by strong instrument replacement activity and new product adoption, particularly among large pharma and CDMO customers.

In our non-pharma segments, industrial grew 6% and academic and government performed better than expected, declining low-single-digits. Within recurring revenue, chemistry benefited from approximately 8 million of sales pulled forward in the second quarter related to tariff dynamics. Excluding this, our overall constant currency growth rate was 7% with chemistry up 10%.

These results reflect solid progress against our strategy, which has remained anchored in three core principles. First, commercial execution. We have driven consistently strong commercial execution across our organization in a highly systematized KPI oriented approach. So far, in 2025, each of our key initiatives is ahead of expectations towards our 2030 targets. In the first half of 2025, service plan attachment has risen 200 basis points to 52%, which already more than doubles our 100 basis point expansion objective for the year. eCommerce adoption continues to advance and is now comfortably above 40% of our chemistry revenue. We have also increased our CDMO penetration with contract organizations now at 27% of our pharma revenue.

Second, revitalizing our innovation. Our recent product launches continue to gain strong traction. Alliance IAS sales grew 300% year-over-year in the quarter while Xevo TQ absolute platforms grew 40% and continue to lead the market with exceptional robustness and sensitivity. Customer response to the Xevo TQ Absolute XR has been outstanding with Q2 orders more than double our expectations. Its robustness was recently demonstrated by one of our leading customers who was able to complete over 30,000 uninterrupted plasma injections.

Maxpeak Premier Columns, which represent high-performance chemistry for complex separations, again, grew north of 30% in Q2. We recently launched our BioResolve Protein A Affinity Columns marking the first set of affinity columns we have brought to market in bioseparations. Additionally, we’ve put light scattering on empower ahead of target and customer sales are already coming in.

Third, capturing long-term growth accretion vectors in our core business and moving into high-growth adjacencies. Our idiosyncratic growth drivers have meaningfully outpaced our targets. In the first half of 2025, GLP testing revenue grew 70% year-over-year. PFAS testing revenue grew over 50% year-over-year. And India revenues grew in the high teens. We also delivered 200 basis points of price contribution both in the quarter and for the first half of the year. We’re proud of Waters progress and are continuing to see robust momentum in our business. With that in mind, we’re raising our full year 2025 constant currency sales growth guidance to 5.5% to 7.5%, and raising our full year 2025 non-GAAP EPS guidance to $12.95 to $13.05. I will now turn the call over to Amol to cover our financial results in more detail and provide further details on our guidance.

Amol Chaubal:

Thank you, Udit, and good morning everyone. In the second quarter, we delivered sales of 771 million, up 9% as reported and 8% in constant currency. Orders outpaced sales, reflecting solid momentum and setting us up well for further strength in the second half of the year. By end market performance was led by pharma, which grew 11%, and industrial, which grew 6%. Academic and government declined 3%.

In pharma, the Americas, Europe, and Asia each grew double digits. In industrial, Waters division grew mid-teens with strong growth in food and environmental testing. PFAS related applications, again, grew significantly up more than 30% in the quarter. TA declined 6% due to softness in Americas and Europe for macrosensitive segments such as materials and polymer testing. In A&G, we executed well and stayed close to our customers, delivering a resilient outcome. The Americas declined low-single-digits, which was better than reflected in our assumptions. China A&G grew high-single-digits as we leveraged our local presence and new product innovations to win stimulus tender opportunities.

By region, Europe grew 8%, Asia grew 14% driven by double-digit growth in China, India, and Japan. The Americas grew 2% as low-double-digit pharma growth was partially offset by softness in TA and academic and government. By product line instrument sales grew 4% led by high-single-digit growth in LC and mass spec systems as new product demand and replacement plans remained robust. Recurring revenue grew low-double-digits with service up 9% and chemistry up 16%.

In the quarter, chemistry benefited from approximately 8 million of sales pulled forward. Adjusted earnings per share were $2.95, representing 12% growth or 11% growth on a constant currency basis. GAAP earnings per share were $2.47. Gross margin for the quarter was 58.3% and adjusted operating margin was 29.1%, reflecting the impact of regional sales mix and margin dilution from tariff surcharges. Our operating tax rate came in at 17.9% due to jurisdictional mix and discrete items specific to the quarter, creating a 5 cent headwind to adjusted EPS. We expect this to normalize in the second half of the year.

Pre-cash flow was 159 million, after funding 23 million of capital expenditures. In the quarter, we made 120 million of US tax reform payment and paid other items totaling 20 million. Our net debt position at the end of the quarter was 1.1 billion. Looking ahead, we plan to use our free cash flow to pay down 100 million of debt and add to our cash position in the second half of the year. Now, I will share further commentary on our full year outlook and provide our third quarter guidance.

We are executing well across our commercial priorities and momentum remains robust. Given these dynamics, we are raising our full year constant currency sales growth guidance to 5.5% to 7.5%. We are also raising our reported sales growth guidance now to the range of 5% to 7%. We expect full year 2025 gross margin to be approximately 59% and adjusted operating margin to be approximately 31%. Below the line we expect 40 million of net interest expense, 59.7 million average diluted share count, and a 16.7% tax rate.

With our strong sales momentum, we are also raising our EPS guidance. We now expect full year 2025 adjusted earnings per fully diluted share to be in the range of $12.95 to $13.05. This is approximately 9 to 10% growth. While the current tariff landscape has improved versus our prior guidance assumptions, given the continued variability of tariffs and trade policy environment, our tariff impact outlook for the second half of 2025 is unchanged. If tariff rates were to remain only at current levels, there is approximately 6 cents of upside to our full year adjusted EPS guidance. Turning to the third quarter of 2025, we expect constant currency sales growth of 5% to 7%. Net of currency translation reported sales growth is expected to be in the range of 4.5% to 6.5%. For EPS, we anticipate our third quarter adjusted earnings per fully diluted share to be in the range of $3.15 and $3.25. This represents approximately 8 to 11% growth.

With that, I will now hand it back to Udit.

Dr. Udit Batra:

Thank you, Amol. The momentum in our core business remains strong. This trend provides the foundation for the next phase of growth as we combine with BD’s Biosciences and Diagnostic Solutions business. Consistent with our strategy, the transaction accelerates our entry into multiple high growth adjacencies. It also extends the reach of our proven execution model into other attractive high volume segments. The combined company anchored by leading brands generating 80% of the revenue and a 70% annual recurring base create a powerful engine for consistent growth and will drive resilience across future CapEx cycles. Paired with highly attained cost and revenue synergies, this positions the company for an impressive financial trajectory with 7% top line and mid-teens adjusted EPS annualized CAGR growth on a combined company basis. I will now share some facts that address several key questions we have been getting from the investor community, covering first, our growth assumptions for BD Biosciences and Diagnostic Solutions on a standalone basis. Second, our assumptions behind the cost and revenue synergies. Third, the fit and quality of the microbiology business and the value creation upside opportunity that it holds. And fourth, integration leadership.

Beginning with our growth assumptions for the BD Bioscience and Diagnostic Solutions on a standalone basis. From fiscal year 2019 to 2024, BD’s Biosciences and Diagnostics businesses grew at a combined 5% CAGR driven by approximately 5.5% growth in Biosciences and 4.5% in Diagnostics. The Biosciences figure includes the recent slowdown in drug discovery, which has reduced CAGR growth by 150 basis points over this timeframe. Adjusting for this, the underlying growth potential of the BD business is between 5.5 and 6% backed by long-term historical trends.

In recent quarters, the business has experienced three temporary growth headwinds, one, softness in pharma drug discovery and US academic and government funding. Two, a short-term supply disruption affecting the BACTEC microbiology platform.

... supply disruption affecting the BACTEC microbiology platform. And three, a U.S. export ban on flow cytometry products to China. We believe that the BACTEC supply constraints have been alleviated with utilization ramping back up across sites. At the same time, U.S. export licenses have been reinstated across high parameter flow cytometry access to China, resolving this issue. For pharma research and academic and government, we’ve taken a conservative approach in our growth rate assumptions to reflect ongoing industry headwinds. Our model prudently assumes a 40% decline in U.S. A&G funding through 2027 and flat revenue growth in pharma drug discovery in both 2026 and 2027 after the baseline is reset this year in 2025. Importantly, BD’s Bioscience & Diagnostic Solutions’ exposure to U.S. A&G and Pharma drug discovery is limited at a low teens percentage of revenue.

Putting these facts together, we estimate that the underlying BD Bioscience & Diagnostic Solutions business will gradually return to growth through the rest of calendar year 2025. We expect a slight decline in the quarter ending June 30th, with further sequential growth rate improvement and a return to positive growth in the second half of the calendar year, all of which is reflected in our model. We then expected to reach 4.5% growth in 2026, 5% growth in 2027 before then progressing back to its historical growth rate of mid-single digit plus in 2028 and beyond. Then combined with the risk adjusted 290 million in revenue synergies we’ve laid out the expected total growth profile of BD Bioscience & Diagnostic Solutions is 7% on a CAGR basis. These synergies are evenly phased over the five years as commercial execution will kick into gear quickly while cross-selling and high growth adjacencies will progressively phase in over time.

We also see further upside to this growth as our model does not include growth contributions from much anticipated new product launches, which are expected to positively impact growth in BD’s underlying business in 2026. This includes launches across the flow cytometry portfolio, the next generation BACTEC launch in microbiology and other launches across the portfolio all expected in 2026. I recently visited BD’s San Jose site to see the new FACSDiscover S8 flow cytometer in action. It impressively combines spectral and real-time imaging technologies to analyze over 50 cell characteristics with exceptional resolution and sensitivity. Many customers had delayed flow purchases in anticipation of the significant innovation. With availability now in market orders are running well ahead of target just two months post-launch.

Now, onto cost synergies and revenue synergies from this transaction. We expect to deliver 345 million in adjusted EBITDA synergies by year five, driven by 200 million in cost by year three and 290 million in revenue synergies by year five. The structure and execution plan behind these numbers gives us confidence in how actionable and achievable they are. On the cost side, the 200 million we outline represents just under 5% of the combined company’s cost base. In my prior role, integrating EMD Millipore and Sigma Aldrich delivered synergies equal to approximately 8% of the total cost base. If we simply match that outcome here, it would fully backstop our entire 345 million adjusted EBITDA synergy target with cost alone. And remember, more recently in 2023, Waters executed a 5% headcount reduction in one quarter when demand softened reducing spans and layers and aligning our cost base to match the changing realities of the market without compromising performance and growth. That same discipline underpins our synergy plan.

The 200 million in model cost synergies will come from three main areas, split across manufacturing and supply chain, commercial infrastructure, and indirect procurement savings. In manufacturing and supply chain we expect to generate approximately 80 million in savings with 40 million driven by site rationalization. A further 30 million comes from direct procurement savings, which amounts to just 2.5% of our direct material spent compared to a market benchmark of 5%. The remaining 10 million comes from freight lane optimization, which does not include upside potential from additional sourcing leverage. Commercial infrastructure service and technology streamlining are expected to contribute 75 million. Nearly half of these savings come from consolidating central functions, inside sales and sales operations, and do not impact quota-carrying reps or field service engineers. The other half reflects duplicative digital infrastructure and central service oversight as there is no need for multiple CRM systems, eCommerce stacks or service oversight organizations.

The final 45 million comes from indirect procurement savings and efficiencies gained by leveraging our Global Capability Center in India. We’ve taken a deliberately conservative approach, assuming indirect procurement contributes just 20 million or less than 2% of the combined indirect spend. The remainder comes from insourcing outsourced services to our Global Capability Center where we already deliver equivalent output at a fraction of the cost. Beyond that, we see meaningful potential upside through rebalancing roles currently concentrated in high-cost geographies across the globe into more cost-efficient hubs and regional low-cost centers, offering additional flexibility and long-term scalability to the cost base. On the revenue side, net of risk adjustment, we have mapped out a 290 million opportunity over five years that spans three clearly defined and execution-ready areas. This includes 150 million from commercial excellence, 115 million from high growth adjacencies and 60 million from cross-selling. Commercial excellence is built on the same model that transformed Waters over the past five years. The BD business we are acquiring closely resembles where Waters stood in 2020, 30% of the installed base is due for replacement. 70% of revenue comes from reagents, yet only a limited percentage flows through eCommerce and only 40% of the installed base is covered under a service plan. These are all levers we pulled at Waters with dramatic impact. By applying the same playbook to BD, we believe that 115 million is fully within reach.

For example, increasing eCommerce attachment by 20% on BD’s 1.8 billion reagents business like we have achieved with Waters, unlocks an estimated 75 million in additional revenue alone. This math is based on what we have seen firsthand at Waters where an incremental dollar is generated for every $5 shifted to digital. The next 115 million comes from three high growth adjacencies, bioanalytical characterization, BioSeparations, and mass spec in diagnostics, each contributing 35 to 40 million. In bioanalytical characterization, flow cytometry and PCR are playing a growing role in large molecule QAQC testing. Bringing these technologies onto Empower will immediate and immediately enhance their capabilities and utility in regulated labs like how we integrated Wyatt earlier this year.

For prudence, our 40 million revenue synergy estimate only reflects adoption in process development labs and does not include the larger QA/QC opportunity. Meanwhile, we know firsthand that a leading cell therapy manufacturer is actively looking to deploy flow cytometry in QA/QC for production, but has been held back by the lack of compliance enabling informatics like Empower. In bioseparations, traditional chemistry is reaching its limits for large molecule applications where biological specificity is needed and requires antibodies. In response, we recently launched our BioResolve Protein A Affinity Columns. BD’s deep antibody library will accelerate our product roadmap, unlocking multiple projects with joint innovation that we could not advance alone and creating an estimated 35 million in new opportunities. In diagnostics, upstream proteomics is identifying new biomarkers for early disease detection and residual disease monitoring. As the field advances, mass spec is becoming an essential tool for multiplex diagnostics. This trend is validated by a leading diagnostics company integrating mass spec into its high throughput platform. Through BD, we gain immediate access to a global network of specialty diagnostic labs supported by a service infrastructure offering 24 hour premium plans. This channel and service capability alone supports a 40 million revenue opportunity for us. Beyond this, BD’s strength and regulatory assay development and automation provide a platform to scale and expand our mass spec diagnostics menu. None of this upside is reflected in our base case assumptions.

Finally, cross-selling is another significant revenue opportunity. BD’s strong presence in pharma clinical labs gives Waters access to customers we have historically struggled to reach. This is especially relevant in DMPK where our TQ absolute mass spec platform outperforms competitors but has lacked penetration due to limited channel access. We estimate this opportunity at 60 million in pharma DMPK alone and have not counted cross-selling opportunities in other lab settings. Further, our cross-selling assumptions do not include any contribution from mass spec for identification in microbiology labs or pharma stability testing in QA/QC applications, which are two areas I will cover in a moment. These revenue synergies combined with the return of BD business to more normalized growth gives us a strong level of conviction in delivering on the financial plan presented at the announcement of the transaction with a 7% revenue CAGR and a mid-teens adjusted EPS growth CAGR between 2025 and 2030.

Now, I will cover the fit and quality of the microbiology business and the value creation upside opportunity that it holds. First, the quality of the assets we are bringing from BD into Waters are exceptional, especially in flow cytometry and microbiology. BD is a pioneer flow cytometry and has consistently driven innovation and enabled critical advances across oncology, rare disease, and immune health. It has a well-adopted presence in midstream pharma settings such as clinical labs and is increasingly moving downstream into manufacturing. Considering a premier position in downstream, the logic for this part of the business is very apparent. What is less apparent at first glance though is the incredible strategic fit of the microbiology business, which is equally as compelling and holds significant value creation opportunity.

BD is a leader in microbiology with a legacy of firsts in infectious disease diagnostics and is an innovative provider of total workflow solutions for clinical labs. Approximately two-thirds of BD’s, 1.8 billion diagnostic solutions business comes from microbiology. It benefits from consistent growth trends tied to infectious disease testing, antimicrobial resistance monitoring, and increasing demand for lab automation. With its large install base and strong brand recognition, we see a clear opportunity to enhance the performance of the microbiology business by uplifting its commercial execution and operational performance. This is particularly relevant because its revenue growth rate has trailed the competition by 180 basis points on a CAGR basis between 2019 and 2024 according to publicly available information. We faced a similar situation at Waters five years ago. Through focused and disciplined execution we have since delivered outperformance versus the industry. Now, based on our extensive diligence, we are confident we can repeat the success here. And the timing of this opportunity is particularly relevant with the launch of the next generation BACTEC system next year in 2026. Together with our execution, this will offer an added innovation catalyst for system replacements in microbiology labs. At the same time, the microbiology business has a highly actionable 700 basis points gross margin expansion opportunity. This presents clear potential to add further value creation by applying Waters’ operational rigor and is not included in our underwriting model.

Additionally, we see two potential growth vectors that are uniquely suited to Waters and microbiology that are not included in our revenue synergy assumptions. First is mass spec for microbial identification, which is an attractive $500 million TAM growing high single digits that Waters does not serve today. By combining Waters’ strength in mass spec with BD’s significant install base and sales channel across over 10,000 clinical labs, we are well positioned to attach our mass specs to BD systems and enter the space. This is similar to how we have successfully attached our LCs to Wyatt’s multi-angle light scattering detectors.

Second, microbiology is a critical QA/QC tool in pharmaceutical manufacturing for sterility testing, yet neither BD nor Waters currently serves this segment. BD has the right product portfolio but has lacked channel access or expertise in manufacturing environments. Waters brings long-standing relationships and credibility in these regulated settings. Together we can unlock this untapped 300 million market growing at a high single digit rate and establish a strong presence in this attractive QA/QC segment.

Finally, I will discuss integration. Over the last five years, we have assembled a leadership team with deep experience in transformation and large integrations. I am pleased to announce that Chris Ross, currently senior vice president of global operations at Waters will lead the integration office of our combination with-

We lead the integration office of our combination with BD’s bioscience and diagnostic solutions business. Chris brings extensive experience in large-scale integrations having worked with me on the EMD-Millipore-Sigma-Allrich merger, which was the largest merger in life science tools at the time, and delivered record sales growth and margin development. His proven ability to unify teams, integrate complex organizations, and deliver outstanding results makes him exceptionally well-suited to lead this critical task. With that, I will turn the call back to Casper.

Amol Chaubal:

Thanks, Udit. That concludes our prepared remarks. We’re now happy to open the lines and take your questions.

Operator:

We will now begin Q&A. If you would like to ask a question, please use the raise your hand feature at the bottom of your screen. If you are dialed in by phone, press star nine to raise your hand, and star six to unmute. Please accept the prompt and unmute your audio when called upon. As a reminder, we are allowing one question and one follow-up. We will wait a moment to allow the queue to form.

Our first question will come from Jack Meehan with Nefron. Please, go ahead.

Jack Meehan:

Thank you. Good morning and appreciate all the color on the quarter in the deal here. First question is on the quarter, just the high single-digit growth in water segment instruments that you put up. Could you unpack for us what you’re seeing? Just an update in terms of the replacement cycle in LC, and then also competitive dynamics. Seems like Alliance IS doing well, but any color on what you’re seeing in terms of new wins would be helpful.

Dr. Udit Batra:

Sure. Jack, good morning and thank you for your question. Look, LCMS continued to grow high single digits and it grew both across pharma and the industrial segments. In pharma, the replacement cycle is going just as planned. We’re seeing excellent replacement across large pharma customers, especially in the US and Europe, as well as increasing growth in the CDMO customer base and the genetics customer base. So LC is growing very nicely and of course it’s aided by Alliance IS which grew 300% versus the same quarter last year. So really, really great progress on that front.

On the mass spec side, PFAS testing continues to augment the growth. And more importantly, we recently introduced our TQ Absolute XR instrument. This basically takes the highest level of sensitivity in the market that is available with the TQ Absolute and extends its robustness. A customer recently basically took plasma samples and was able to inject 30,000 injections without having to service the instrument. That number has gone from 3,000 to 30,000. So really significant improvement in robustness and it allowed us to enter the DMPK laboratories for this customer. So really pleased with LCMS progress aided by the new product introductions.

Jack Meehan:

Great. And then one on the deal, I feel like over the last few weeks trying to unpack these areas where one plus one is greater than two and the mass spec and MALDI for microbiology has been getting a ton of attention. Can you just talk about, I don’t know if there’s any color you can share on rough timeline to bring a new product to market, what you can do today in advance of a deal closing? And then just the importance of the FDA strategy? Any color on all those points would be great.

Dr. Udit Batra:

Yeah. It’s a great question, Jack. Look, I mean, first I’ll remind you that none of what we talked about on microbiology is included in the deal model, right? Neither the operational turnaround nor the gross margin expansion and not the MALDI-TOF opportunity that you just mentioned.

Now, when we started looking at this business, our team got super excited because we have a whole bunch of mass spec experts sitting in the UK who’ve actually looked at this close to a decade ago. So they have blueprints from that time that they quickly dusted off and said, “Hey, we can do this.” And we said, “No, no, no. Let’s take a step back and understand all the various opportunities that we have to redefine microbiology and identification of microbes and integration into the BD workflow.”

So this is work that will take a few years, say three to five years to reach fruition. At the earliest one could introduce a product, say two to three years, at the latest probably four to five years, but super exciting opportunity. I think the TAM is what? Roughly around four to 500 million. So I won’t get excited that something comes tomorrow, but our teams I can tell you are very excited with the opportunity.

Amol Chaubal:

And just to add to that, I mean, we shouldn’t discount the biologic sterility opportunity that’s pretty meaningful. It’s a channel that we completely own in manufacturing QA/QC and their timing could be even earlier.

Operator:

Your next question will come from Tycho Peterson with Jeffries.

Tycho Peterson:

Great, thanks. I want to probe a little more into the LCMS growth high single digits. You are up mid-teens in the first quarter. It sounds like you’re not calling any kind of slowdown in the replacement cycle given NFN and tariffs. But as you head into more difficult comps in the back half of the year, I’m just curious if you could lay out what you’re expecting? And then anything we should assume from Xevo XR from the ASMS launch? And then separately, can you also touch on TA down 20% in the Americas and maybe just give us a backstory there?

Dr. Udit Batra:

Sure, sure. So I’ll start and I’ll let Amol talk about the assumptions for the back half of year. Tycho, really pleased with the replacement cycle. I mean, our downstream presence in pharma in QA/QC and late-stage development in CDMOs in genetics really allows us to leverage the replacement cycle and it’s generally insulated with any discussions from MFN or any other trends. We’re not seeing any slowdown across genetics or large pharma. And in fact, CDMOs are picking up quite nicely.

Second, you asked about the TQXR, growing super, super well. I mean, customers are, I mean, it’s exceeded all our expectations. In fact, over the last five years this has been the fastest launch of a new product and we’ve had really terrific launches in the last five years. And as I mentioned, customers especially in DMBK who use rather dirty samples for plasma have been able to go from 3,000 injections to about 30,000. For the first time, it allowed us to displace a competitor in a pharma DMBK laboratory with that sort of performance. So very pleased. And let me just comment on TA for a minute and then I’m going to hand it over to Amol to talk about the back half of the year and the assumptions. On the TA side, look, I mean, the macroeconomic conditions and the tariff challenges have impacted especially in the US and some parts of Europe the material science and polymers customers. And they slowed down spending in TA and that led to, especially in the US a decline of roughly 20% in our TA business. Long term, this is a fantastic business with great margins. I think in the short term there is a challenge, especially with this customer segment, which happens to be the largest one in the US. Amol?

Amol Chaubal:

And so for the back half we’re not expecting things to slow down. I mean, on the recurring revenue, our overall assumption is slightly under 7% growth, and that’s driven by two things. One is there is one extra day in the second half of the year, that’s about $5 million less the true up of the $8 million of pull forward from the first half. On instrument, just like we’ve done throughout the year we go in with a 5% assumption knowing well that our momentum is well above that and so we de-risk our assumption for the remainder of the year. So we haven’t carried forward the momentum that we are seeing in the first half into our second half guide. And there you will see our Q3 to Q4 ramp is also consistent with what we achieved last year.

Dr. Udit Batra:

And just one other comment on as we look ahead, I mean, the funnels especially in large pharma, in CDMOs, in genetics are extremely strong. And so we’re very confident that this trend of replacement and growth in downstream QA/QC segments continues.

Tycho Peterson:

Okay. That’s helpful. And then for the follow-up, can you comment on China? You had a nice acceleration on a harder comp. How sustainable is that? You talked about some new initiatives. Maybe just highlight. And I didn’t hear you call out stimulus so it doesn’t sound like that contributed.

Dr. Udit Batra:

Yeah, so China grew double digits this quarter. I mean came in ahead of expectations with strength across all end markets. So let’s start with TA since it was in the penalty box in the US. The industrial segment grew double digits behind TA’s success in the battery segment. The ANG segment benefited from a modest impact of the stimulus, but equally continues to benefit from the localization of our portfolio and grew high single digits.

And pharma was a standout, grew double digits and had terrific growth, especially in CDMOs. In fact, Tycho, we had eight of our top Chinese customers here at our headquarters for four days of workshops. And this ranged from CDMO customers, from customers who are in large pharma in China, and they really wanted to study our new product portfolio, especially our column chemistries and how they’re relevant for large molecules as the biotech industry picks up in China. And equally looking at our revitalized instrument portfolio across Alliance IS as well as mass spec, bodes really well for what we expect going forward in China.

But that said, we’ve still been, as usual, we’ve been a bit prudent for the back half of the year in our assumptions. We’re still assuming low to mid-single digit growth for China for the back half of the year, and very modest stimulus impact while we know there’s another stimulus coming, especially for the custom segment.

Amol Chaubal:

Just to add. I mean, look, ANG was up 8% in China. The only weak spot in China by far is branded generics LC replacement. That hasn’t kicked in, which is what we’ve said throughout the year, and we expect it to slowly ramp in and will phase out in the next few quarters.

Operator:

Your next question will come from Rachel Vatnsdal with JP Morgan. Your line is open. Please go ahead and unmute.

Rachel Vatnsdal:

Thank you for taking the questions, you guys. So I want to dig into a little bit on the margin side. It looks like recurring revenues were solid in the quarter, but that operating margin was a little bit lighter than what Street was expecting. So can you unpack some of the drivers there for us? Was there anything in terms of some of the tariff dynamic that we should be aware of? And does that also make it where you’re seeing this operating margin be a little bit lighter in that low 30s percent range in the third quarter? And then how should we think about that margin evolving into fourth quarter? Because it looks like there’s a decent size step up there. Thank you.

Amol Chaubal:

Yeah. So look, I mean, Rachel, most of the margin impact was on the gross margin line and it was combination of two things. One is just the geographical mix. And the other is we incurred some costs associated with tariff remediation that sets us up really well for the second half of the year. But if you look at it from an EPS point of view, most of the EPS headwind really came in from the tax rate, and that was almost five cent headwind on the EPS during the quarter. And that’s very specific to the quarter in terms of discrete items that are specific. And we think over the second half of the year that will even out.

In terms of the margin, we’ll see progressive improvement in margin as we go through Q3 and Q4 versus last year. And again in Q4, as you know, volume leverage kicks in.

Rachel Vatnsdal:

Perfect. And then for my follow-up, I just wanted to ask on some of the pull forward comments that you made. So you called out that there was roughly eight million in pull forward in the quarter. Can you walk us through your conviction that it was just that level and some of the moving pieces on that front? And then should we fully take that out of third quarter? Or is that coming out of the back half overall for a net neutral impact for the year?

Amol Chaubal:

Yeah. So I mean, look, we’ve looked into the order patterns, we’ve discussed with customers, that gives us great sense of conviction that eight million is the level of pull forward in these numbers. It’s hard to predict whether it will come out of Q3 or Q4 or may not even come out of this year at all because some of it was associated with things people have produced while other is people proactively building their safety stocks. So prudently in our guide, we assume that it comes out evenly out of Q3 and Q4, but it remains to be seen whether it does.

Operator:

Your next question will come from Puneet Souda at Leerink.

Puneet Souda:

Yeah. Hi, guys. Thanks for taking the question and congrats on the quarter here. I know academic is small for you. There was improvement in the NIH sentiment overall with the standard appropriations. But just wondering instrumentation side, are you expecting any of that in the fourth quarter? How do you expect that to help with the high-end instrumentation maybe in ‘26?

Dr. Udit Batra:

Yeah, so Puneet, good morning and thank you for your question. Look, ANG declined minus 3% this quarter, which was ahead of our expectations. And the NIH funding impact was not as significant as we had assumed. We have still been quite conservative for the back half of the year and assumed that the decline continues at the high-single-digitish range for the balance of the year. And that’s for globally and in ANG in the US a bit stronger.

ANG in particular in China did extremely well, high-single-digit growth and some of that had to do with the localization of our portfolio and there was a modest stimulus impact. But not assuming any sort of funding return in our baseline for the second half of the year in academic and government. And yes, we’ve been reading the same headlines you have. It’s gone from 40% reduction to 10%, maybe flat, but we’ve not assumed any sort of funding that would come back at this stage.

Puneet Souda:

Got it. Okay. And then as we think about 26, you gave the four and a half point growth number for the year. As you think about the 290 million synergy plan, could you talk about the sequence of an order or a sequence of events that you want to focus on, e-commerce service attachment, instrumentation replacement? How should we think about that contributing after the acquisition does close in early 2026?

Dr. Udit Batra:

Yeah, so the beauty of this transaction is that we can immediately apply what we’ve been working on at Waters for the last five years, right? I mean, you will see on day one an impact of instrument replacement ...

You will see on day one an impact of instrument replacement as new products have come across flow as well as microbiology, right? So you’ll see immediate impact of basically taking our instrument replacement discipline occurring in sort of the first couple of months. Second, you’ll start to see an immediate impact of the service attach rate. I mean, this is stuff that we do now day in, day out at Waters, and we’re starting at a 40% service attach rate for a pretty nicely installed instrument base. And third, on e-commerce, there’s a very significant potential and we’ve gone from less than 20% to over 40% at Waters. And there we expect to again immediately see impact. So these are three operational things that should help us hit the ground running.

And then when you look at the other categories for LCMS and diagnostics, all we’ve assumed is that we have access to a larger service team and a larger commercial team that allows us to get into every laboratory, every specialty diagnostics laboratory where mass spec belongs. This is something that we don’t have today. That should hit the ground running quickly. Second, we’ve assumed that flow and PCR belong in every process development lab globally and where we have access as Waters, but BD doesn’t. And again, this is something that should impact us really quickly.

And then finally on the microbiology segment, we feel that the imminent opportunity to take microbiology into QA, QC, into sterile testing laboratories is also imminent, right? So several of these things we will be able to implement on day one and take just the discipline that we have have at Waters and apply it. I’ll let Amol comment on sort of reconciling it with the assumptions that we made from a revenue perspective and how much upside there is.

Amol Chaubal:

Yeah, I mean, look, at the end of the day, as with this outline, there’s just a couple of things in there that will take a little bit time, like the bioseparations columns and then mobilizing the channel on the DMPK effort. And then keep in mind there are additional opportunities that we laid out. So in general, we believe a straight line approach over the five years is a reasonable assumption on these synergies.

Operator:

Your next question will come from Sung Ji Nam with Scotiabank.

Sung Ji Nam:

Hi, thanks for taking the questions. Just curious about your drug discovery business for your pharma and market, recognizing that’s a very small part of your business, just kind of curious how that’s been performing and what the outlook might be. Just trying to get a sense of the whole market dynamic for the biotech pharma spending.

Amol Chaubal:

Yeah, so I mean, broadly speaking, the market situation has largely not changed. What we had outlined before, pharma drug discovery, which is about 5% of our pharma revenue, remains slow, biotechs remain slow, and replacement cycle hasn’t kicked in in this segment even when fleets have aged. And broadly speaking, there are three subsegments within pharma where replacement cycle hasn’t kicked in: pharma drug discovery, CROs and branded generics in China, versus on the other hand, large pharmas CDMOs, we are seeing healthy replacement cycle, healthy funnel activity, and healthy order conversion.

Sung Ji Nam:

Got you, thank you. And then just to follow up, in terms of tariffs, it sounds like you guys are building quite a bit of cushion there for the second half. Was curious about tariffs specifically with India currently, just assuming that’s not affecting your generics business currently obviously and then for the foreseeable future, what’s your outlook there? I know there was a question earlier regarding the pharma tariffs and things like that, but just kind of curious what the expectations are currently. Thank you.

Amol Chaubal:

Yeah, I mean, right now the funnel activity in India is very healthy and customers are ramping up capacity, particularly for the semi-glutite generics opportunity as well as for the upcoming patent cliffs within small molecule. We are not seeing the level of fear with our customer base associated with the tariffs, and their general expectation is payers will cover the impact, or if there are financial incentives offered, they will leverage those financial incentives.

Dr. Udit Batra:

Yeah, I mean, so far, Sung Ji, just to build on that so far, I mean, we’re very close to the genetics customers in India. They visit our sites quite often and I know several of the CEOs very well. So look, none of them at this point has heard or seen any impact on their business and they’re ramping up like they have in the past. Even if there is a tariff that gets implemented on India, I think the expectation is that it’s mostly on the farming community and the genetics community, which is basically exporting medicines to the United States, are one of the big contributors to lowering costs of medicines in the US. So we don’t expect that to be hit. The customers have not seen any impact at all so far, and they’re ramping up nicely.

Operator:

Your next question will come from Catherine Schulte with Baird.

Catherine Schulte:

Hey guys, thanks for the questions. Maybe first, just on the synergies, on the 115 million revenue synergies from the commercial excellence initiatives, how much of that is from biosciences versus the diagnostic side and maybe how does that vary by the three sub areas?

Amol Chaubal:

Yeah, look, I mean instrument replacement is largely on the biosciences side versus the e-commerce potential as well as the service-attached potential spread across both the businesses.

Catherine Schulte:

Okay, got it. And when you talk about repeating the success you’ve had at Waters with the microbiology business, what makes you confident that the under-performance issues that they’ve seen are similar in that case and there aren’t different dynamics there in terms of competition or from a technology platform standpoint?

Dr. Udit Batra:

So look, I mean, that’s a great question. I mean, I’ll remind you, we’ve not underwritten that in any of the synergies we’ve outlined, but that said, there’s 180 basis points difference between the other competitor in the market versus BD in the microbiology space in terms of growth. About 100 basis points comes from pricing. BD has been quite conservative just given the portfolio was older. We expect the back-tech launch, which again I’ve seen personally the back-tech instrument in operation and the automated platform in operation at the Baltimore site of BD, it’s fantastic, it’s a leap forward in the segment, and that should allow us to command better pricing. And that’s more than half of the gap.

And the remaining 80 basis points we feel comes from the operational initiatives that you just asked about on the service attach and equally on e-commerce, right? So we feel adding those onto the 100 basis points in pricing with a new product, you should see additional penetration. And on the gross margin side, BD has already planned that they’re already implementing to improve the gross margin. The gap is about 700 basis points versus the key competitor, and we just plan to accelerate that plan that’s already in motion. So rather tactical initiatives that one should be able to get going immediately.

And then again on the two synergies, taking microbiology to QA, QC for sterile manufacturing as well as developing a mass spec platform that basically fits into the workflow for microbiology, for micro identification is something, again, we haven’t put into the plan. So feel very good about where we will start and see a lot of strategic merits to taking it forward. And I think in general, you refer to the last five years of Waters, I mean, you know us well, we’re pretty transparent about the KPIs we use. So the next five years will be like the previous five years where we’ll state the five, six KPIs and every quarter in a boring way we’ll show you progress against it. So we’re nothing if we’re not fact-based and somewhat boring.

Operator:

Your next question will come from Dan Brennan with TD Cowen.

Dan Brennan:

Great, thank you. Thanks for the questions here. Maybe just one, just back to LCMS, Udit and Amol, I know we talked about earlier, so what’s kind of assumed in the back half of the year there? Any color, I know you talked about book to bill ahead of one there, anything on the funnel to support that? Because while the high single digit growth is impressive, it is off a higher growth in the first quarter, so just trying to just understand the trends there.

Dr. Udit Batra:

The funnels are exceptional, Dan, and it’s especially across large pharma CDMOs, which are picking up activity across US, across China and genetics in India continues to contribute, right? So that’s on the LC side. On the mass spec side, I mean the TQ absolute, the TQ Absolute XR now have terrific reception from customers across PFAS testing and now increasingly across plasma testing in DMPK laboratories in a segment we hadn’t been able to penetrate in the past. So feel extremely good about both the demand that we see in our funnels and the differentiation of the product portfolio that is meeting these demands.

Amol Chaubal:

Yeah. And, I mean, overall like you’ve done through the year, it’s assumed at 5% instrument growth, which is not reflective of the funnel strength and the momentum in our business. And the ramp from Q3 to Q4 is also in line with last year. So that sort of de-risks our outlook for the remainder of the year.

Dan Brennan:

Okay, great. And then maybe just one other, I know there was a question on China, obviously terrific quarter versus what you guys expected, and you maintain the guide that you said for conservatism. Just is there anything in the quarter itself, I know there’s a bunch of things that went right, anything in the quarter itself that would lead you to believe it was temporary? And I know you touched upon stimulus, but just wondering if you can elaborate a little bit more on what you’re seeing specifically there. Thank you.

Dr. Udit Batra:

So I’ll answer your stimulus question at the end. Let’s start with pharma first. There’s increasing CDMO activity. As I mentioned, eight of our top customers are visiting us and had four days of workshops looking at our product portfolio. And they’re very excited to support the biotech industry in China. And you know that that’s starting off a low base. Over the last couple of years after Biosecures, the CDMO industry was under pressure. It’s picking up life very nicely in China, and we have great market share there.

Second, on the industrial segment, the battery testing is doing extremely well. Where we saw in the US and Europe a slow down in the plastics and applied material segments, we’re seeing strength in the battery segment in China that really strengthens the growth of the industrial segment there. And in the ANG segment, it was high single-digit growth, some of it had to do with the fact that we have a completely localized portfolio where high-res mass spec in particular did extremely well, and there was a modest impact of the stimulus. Now, going forward, the CDMO trends, the battery testing trends are going to continue, we’ve just sort of been a bit conservative to not just take two data points and start drawing a line.

And then the third piece is around academic and government. The local portfolio is doing well, the distribution’s helping. There’s a stimulus coming up, but, again, we’ve sort of said, “Hey, let’s just be a bit conservative about what we’re seeing in China so far.” I hope that helps.

Operator:

This concludes the Q&A portion of the call. I’ll now hand it back to Caspar.

Caspar Tudor:

Thank you Leila. This concludes our call. We look forward to connecting with many of you at upcoming events and conferences.

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